Filed by Plains All American Pipeline, L.P. (1-14569)
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:  Pacific Energy Partners, L.P. (1-31345)
Commission File No:  333-135712

Contacts:	Phillip D. Kramer	A. Patrick Diamond
	Executive Vice President and CFO	Director, Strategic Planning
	713/646-4560 — 800/564-3036	713/646-4487 — 800/564-3036

FOR IMMEDIATE RELEASE

PAA Announces Phase VI Expansion of Cushing
Terminal Facility and Provides Comments on
Third Quarter Performance

- Multi-Year Lease Agreements to Support Expansion -

(Houston — September 19, 2006) Plains All American Pipeline, L.P. (NYSE: PAA) announced today that it is proceeding with the Phase VI expansion of its Cushing Terminal Facility.  The Partnership also announced that Matrix Service Inc. of Tulsa, Oklahoma, will act as contractor for the project.

Under the Phase VI expansion, Plains will construct approximately 3.4 million barrels of additional tankage at its crude oil storage and terminalling facility in Cushing, Oklahoma. The Phase VI project will expand the total capacity of the facility to 10.8 million barrels and, including manifold modifications, is expected to cost approximately $48 million. The Partnership estimates that the new tankage will become operational during the fourth quarter of 2007.  The expansion is supported by multi-year lease agreements with customers.

“Our Cushing Terminal was originally constructed in the early 1990s with total tankage of two million barrels and has served as the cornerstone of our business over the last 13 years. During that period, we have expanded the facility five times and are now embarking on a sixth project, which will expand it to over five times its original size,” said Greg L. Armstrong, Chairman and Chief Executive Officer of the Partnership.  “This additional tankage and the multi-year lease agreements will further enhance the Partnership’s base level of stable, fee-based cash flows.”

Armstrong noted that the Partnership preliminarily anticipates spending approximately $15 million to $18 million of the $48 million capital cost during 2006, with the remaining expenditures to be completed in 2007. He also highlighted the fact that Matrix Service Inc. has served as the contractor for the original construction of the Partnership’s Cushing Terminal facility along with each of the subsequent expansion projects.

Armstrong also noted that the Partnership expects its third quarter results to exceed the upper end of guidance provided on August 1, 2006 and that a large portion of the incremental 2006 expenditures associated with the Phase VI expansion at Cushing are anticipated to be funded with cash flow in excess of partnership distributions.

Plains All American’s Cushing Terminal is one of the most modern, large-scale crude oil terminalling facilities in the United States, incorporating environmental safeguards and operational enhancements designed to safely and efficiently terminal, store, aggregate and segregate large volumes and multiple varieties of both foreign and domestic crude oil. Upon completion of the Phase VI expansion, Plains All American’s Cushing Terminal Facility will consist of six 568,000 barrel tanks, twenty 270,000 barrel tanks, four 150,000 barrel tanks, fourteen 100,000 barrel tanks and a manifold and pumping system with an estimated throughput capacity of over 1.0 million barrels of crude oil per day.

Cushing, Oklahoma, is the official designated delivery location for crude oil futures contracts traded on the New York Mercantile Exchange. Plains All American is one of the largest independent owners and operators of storage and terminalling capacity in Cushing and its facility is an approved NYMEX delivery location.

Plains All American Pipeline, L.P. is engaged in interstate and intrastate crude oil transportation and crude oil gathering, marketing, terminalling and storage, as well as the marketing and storage of liquefied petroleum gas and other petroleum products, in the United States and Canada. Through its 50% ownership in PAA/Vulcan Gas Storage LLC, the Partnership is also engaged in the development and operation of natural gas storage facilities. The Partnership’s common units are traded on the New York Stock Exchange under the symbol “PAA.” The Partnership is headquartered in Houston, Texas.

Investor Notice

Plains All American Pipeline, L.P. has filed with the Securities and Exchange Commission a registration statement on Form S-4 (as the same may be supplemented or amended, Registration No. 333-135712) containing a preliminary joint proxy statement/prospectus of Plains All American Pipeline, L.P. and Pacific Energy Partners, L.P. and other documents in relation to this transaction. Investors and security holders are urged to read carefully these documents when they become available because they will contain important information regarding Plains All American Pipeline, L.P., Pacific Energy Partners, L.P. and the merger. A definitive joint proxy statement/prospectus will (when finalized) be sent to security holders of Plains All American Pipeline, L.P. and Pacific Energy Partners, L.P. seeking their approval of the transactions contemplated by the merger agreement. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when it is available) and other documents containing information about Plains All American Pipeline, L.P. and Pacific Energy Partners, L.P., without charge, at the SEC’s website at www.sec.gov. Copies of the definitive joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the definitive joint proxy statement/prospectus may also be obtained free of charge by directing a request to the respective partnerships as follows: Information regarding Plains All American Pipeline can be obtained by contacting its investor relations department at 713-646-4100 or by accessing its website at www.paalp.com, and information regarding Pacific Energy Partners can be obtained by contacting its investor relations department at 562-728-2871 or by accessing its website at www.PacificEnergy.com.

Plains All American Pipeline, L.P. and Pacific Energy Partners, L.P. and the officers and directors of the respective general partners of Plains All American Pipeline, L.P. and Pacific Energy Partners, L.P. may be deemed to be participants in the solicitation of proxies from their security holders. Information about these persons can be found in Plains All American Pipeline, L.P.’s and Pacific Energy Partners, L.P.’s respective Annual Reports on Form 10-K and Form 10-K/A filed with the SEC, and additional information about such persons may be obtained from the joint proxy statement/prospectus when it becomes available.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Forward Looking Statements

Certain statements made herein are forward-looking statements under the Private Securities Litigation Reform Act of 1995. They include statements regarding the expected timing, cost, capacity and benefits of the Cushing Terminal Facility expansion project and expected third quarter results. These statements are based on management’s current expectations and estimates; actual results may differ materially due to certain risks and uncertainties.  These risks and uncertainties include, among other things, the success of our risk management activities; environmental liabilities or events that are not covered by an indemnity, insurance or existing reserves; maintenance of our credit rating and ability to receive open credit from our suppliers and trade counterparties; abrupt or severe declines or interruptions in outer continental shelf production located offshore California and transported on our pipeline system; declines in volumes shipped on the Basin Pipeline, Capline Pipeline and our other pipelines by us and third party shippers; the availability of adequate third party production volumes for transportation and marketing in the areas in which we operate; demand for natural gas or various grades of crude oil and resulting changes in pricing conditions or transmission throughput requirements; fluctuations in refinery capacity in areas supplied by our transmission lines; the availability of, and our ability to consummate, acquisition or combination opportunities; our access to capital to fund additional acquisitions and our ability to obtain debt or equity financing on satisfactory terms; successful integration and future performance of acquired assets or businesses and the risks associated with operating in lines of business that are distinct and separate from our historical operations; unanticipated changes in crude oil market structure and volatility (or lack thereof); the impact of current and future laws, rulings and governmental regulations; the effects of competition; continued creditworthiness of, and performance by, counterparties; interruptions in service and fluctuations in rates of third party pipelines; increased costs or lack of availability of insurance; fluctuations in the debt and equity markets, including the price of our units at the time of vesting under our Long-Term Incentive Plans; the currency exchange rate of the Canadian dollar; the impact of crude oil and natural gas price fluctuations; shortages or cost increases of power supplies, materials or labor; weather interference with business operations or project construction; general economic, market or business conditions; and other factors and uncertainties inherent in the marketing, transportation, terminalling, gathering and storage of crude oil and liquefied petroleum gas discussed in the Partnership’s filings with the Securities and Exchange Commission.

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333 Clay Street, Suite 1600         Houston, Texas 77002         713-646-4100  /  800-564-3036